Exhibit (a)(1)(C)

Dear Visa Class B-1 Stockholder,

The Class B-1 common stock exchange offer provides Visa Class B-1 stockholders with an opportunity to exchange a portion of their outstanding shares of Class B-1 common stock for shares of transferable Class C common stock on the terms more fully described in the prospectus filed with the SEC.

Equiniti Trust Company, LLC (EQ) has been engaged as the exchange agent to assist Class B-1 stockholders who wish to participate in the exchange offer. You can review and download a pre-populated letter of transmittal, a form of the makewhole agreement and the related officer’s certificates, and other required documents as well as submit such fully populated and executed documents electronically through our ProxyIQ portal. Alternatively, you can return such documents, together (if applicable) with your share certificates and/or Form W-8, to EQ’s address set forth in the letter of transmittal.

To access the ProxyIQ portal:

1.	Go to Vote.proxyonline.com/Visa/19596/

2.	Enter your EQ assigned control number found on the enclosed pre-populated letter of transmittal

3.

Authenticate yourself using your 10-digit EQ account number which can be found on your prior shareholder statements, tax forms or dividend checks received from EQ or by logging into your shareholder profile at shareowneronline.com

4.

Once logged into ProxyIQ, you may view the exchange offer documents, download the required documents and upload fully populated and executed documents required to submit your election to participate in the exchange offer

To submit required exchange offer documents via the ProxyIQ portal:

1.	Download your pre-populated letter of transmittal, the makewhole agreement and the related officer’s certificates

a.	Click the hyperlink called “document” in the top right section under “Document(s) to Download/Upload”

2.	If needed, download the exchange offer prospectus or additional copies of the makewhole agreement officer’s certificate

a.	Under the “Related Material(s)” section, click and download the applicable documents

3.	Print, complete and execute the letter of transmittal, the makewhole agreement and the related officers certificate(s) and any exhibits thereto, and other applicable documents

4.	Upload all fully populated and executed documents from Step #3 above as a single file in a .pdf format

a.	Click the “Upload Executed Document” hyperlink in the top right section under “Document(s) to Download/Upload” and follow on-screen prompts to upload

b.	Once uploaded, the name of the document will appear on screen. You can delete or replace each uploaded document if needed

5.	Click the “Continue” button

On the next page, please check all boxes to confirm that all required and applicable documents have been uploaded or sent to EQ

6.	Click “Submit” to submit your election to participate in the exchange offer

7.	Once submitted, a pop up will appear indicating that your submission was successful

a.	You may click “Email me a copy of my submission” to receive an email confirmation

b.	You may also click “See My Submissions”, which will return you to the landing page of the ProxyIQ portal or “I’ve Completed My Submission” to exit

If you have any questions, you may contact the EQ Customer Care Center toll free at 1-866-456- 9417, direct at 651-306-4433 or via email at Visa@equiniti.com.

Sincerely,

Equiniti Trust Company, LLC